Exhibit 16.1


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

May 13, 2002

Dear Sir/Madam,

We have read paragraphs (i), (ii), (iv), and (vi) of Item 4 included in the Form 8-K dated May 8, 2002 of Poore Brothers, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein. With respect to the information included in paragraphs 1, (iii) and (v) we have no direct knowledge of the information contained in those paragraphs and cannot comment on that information.

With kind regards,

/s/ Arthur Andersen LLP



Copy to: Mr. Thomas W. Freeze
         Senior Vice President and Chief Financial Officer
         Poore Brothers, Inc.